UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         HIGH SPEED NET SOLUTIONS, INC.
                         ------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   429793-10-2
                                   -----------
                                 (CUSIP Number)

                              Gerald F. Roach, Esq.
          Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
                         2500 First Union Capitol Center
                          150 Fayetteville Street Mall
                          Raleigh, North Carolina 27601
                                 (919) 821-1220
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                September 1, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 429793-10-2                                               Page 2 of 10

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Summus, Ltd., Inc.
                  I.R.S. Employer Identification No.:  57-0942645
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  [ ]
                  (b)  [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                                              OO
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware

--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER
NUMBER OF                                                          8,389,360
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER
OWNED BY                                                           1,279,667(1)
EACH                       -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER
PERSON                                                             8,389,360
WITH:                      -----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER
                                                                          -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   9,669,027(1)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                             [ ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                        44.4%(2)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                                              CO


--------
(1) Includes 1,279,667 shares of Common Stock, par value $.001 per share ("Common Stock") of High Speed Net Solutions, Inc. (the "Issuer"), over which Summus Ltd., Inc. ("Summus") believes it has the power to vote under voting agreements with and/or proxies from 14 persons. Such agreements and/or proxies are not in the possession or control of Summus at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Form S-1, File No. 333-41730, filed with the SEC on July 19, 2000.
(2) Calculated based on 21,755,274 shares of Common Stock of the Issuer outstanding on August 11, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 15, 2000.

CUSIP No. 429793-10-2                                               Page 3 of 10

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

                  Dr. Bjorn Jawerth
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  [ ]
                  (b)  [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                                              OO
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                             United States
--------------------------------------------------------------------------------
                           7)  SOLE VOTING POWER
NUMBER OF                                                                -0-
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER
OWNED BY                                                          9,669,027(3)
EACH                       -----------------------------------------------------
REPORTING                  9)  SOLE DISPOSITIVE POWER
PERSON                                                                   -0-
WITH:                      -----------------------------------------------------
                           10)  SHARED DISPOSITIVE POWER
                                                                  9,669,027(3)
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  9,669,027(3)
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                                       44.4%(4)
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                                          IN


-------
(3) Includes 8,389,360 shares of the Issuer's Common Stock held by Summus and 1,279,667 shares of the Issuer's Common Stock for which Summus believes it has voting power under voting agreements and/or proxies from 14 persons. Dr. Bjorn Jawerth ("Dr. Jawerth") owns approximately 54.0 percent of the outstanding shares of Summus on a non-diluted basis and is the President and Chairman of Summus' Board of Directors. Dr. Jawerth exercises shared voting and investment power with respect to those shares of the Issuer's Common Stock beneficially owned by Summus.
(4) Calculated based on 21,755,274 shares of Common Stock of the Issuer outstanding on August 11, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 15, 2000.

CUSIP No. 429793-10-2                                               Page 4 of 10

         This Amendment No. 1 amends and supplements the Schedule 13D filed by Summus, Ltd. on August 23, 2000 (the "Schedule 13D") with respect to the Common Stock of High Speed Net Solutions, Inc. (the "Issuer").

Item 2.  Identity and Background

         Item 2 shall be deleted in its entirety and replaced with the following:

         (a) The names of the persons filing this report are Summus, Ltd., a Delaware corporation ("Summus") and Dr. Bjorn Jawerth ("Dr. Jawerth"), who is President and Chairman of the Board of Directors of Summus, as well as the holder of approximately 54 percent of Summus' capital stock.

         (b) Summus' principal offices are located at Two Hannover Square, Suite 600, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601, which is also Dr. Jawerth's business address.

         (c) Summus is in the business of developing and marketing media compression and pattern recognition software used to compress and decompress image, video and other data. Dr. Jawerth is President and Chairman of the Board of Directors of Summus.

         (d) During the last five years, neither Summus, Dr. Jawerth, nor any of Summus' other executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Summus, Dr. Jawerth, nor any of Summus' other executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Summus is a Delaware corporation. Dr. Jawerth is a citizen of the United States.

         Please see Schedule I for additional information pertaining to Summus' executive officers and directors.


Item 4.  Purpose of Transaction

         Item 4 shall be deleted in its entirety and replaced with the following:

         Summus acquired the (i) 9,542,360 shares of Common Stock pursuant to the Stock Purchase Agreement dated July 30, 1999 between Mr. Bradford Richdale, Mrs. Debbie Richdale and various entities affiliated with Mr. Richdale (the "Stock Purchase Agreement") (which Stock Purchase Agreement was filed as an Exhibit to the Schedule 13D and is incorporated herein by reference), (ii) 1,500,000 shares of Common Stock in satisfaction of payments due under the Marketing License Agreement and (iii) voting rights associated with 1,279,667 shares of Common Stock for investment purposes only. Summus previously disposed of 2,568,000 shares of Common Stock in private transactions. In addition, Summus recently disposed of 85,000 shares of Common Stock of the Issuer in brokered sales under Rule 144 of the Securities Act of 1933. It is Summus' understanding that it does not own voting control of the Issuer. Neither Summus nor its officers exercise control over the Issuer, and the Issuer is managed and operated independently of Summus. In fact, the Issuer, its management and certain shareholders of the Issuer attempt to exercise control over Summus.

CUSIP No. 429793-10-2                                               Page 5 of 10

         Beginning on or about August 14, 2000 and continuing thereafter, Summus began actively reviewing its investment in the Issuer and considering (i) further dispositions of Common Stock, (ii) taking actions to effect a change in the directors and officers of the Issuer, (iii) entering into a possible merger, stock purchase, asset purchase or other similar transaction with the Issuer that would result in a change in control of the Issuer, or (iv) bringing legal action against the Issuer and some of its officers, directors, employees and shareholders with respect to matters under review. In addition, (i) Summus, the Issuer and certain shareholders of the Issuer engaged in discussions regarding a potential transaction that would result in a merger of Summus and the Issuer or in an acquisition of one party or its assets by the other, (ii) Summus and the Issuer exchanged threats of litigation, (iii) Summus' Board of Directors expanded from one to three members, adding two outside directors, and appointed a Special Committee of independent directors (the "Special Committee") to evaluate and negotiate any potential merger, stock purchase, asset purchase or other similar transaction with the Issuer (a "Potential Transaction"), (iv) certain shareholders of the Issuer have made proposals to the Special Committee related to such a Potential Transaction, (v) negotiations between the Special Committee and the Issuer and certain of its shareholders are ongoing and may continue or cease at any time, and (vi) the Special Committee and the Issuer considered financing alternatives in connection with a Potential Transaction, as well as transactions with third parties, either of which would effect a change of control of the Issuer shares owned by Summus.

         On September 1, 2000, Summus and the Issuer entered into a letter of intent (the "Letter of Intent") with regard to a proposed merger between Summus and the Issuer (the "Proposed Merger"), which is discussed below, and other related transactions. The terms of the Proposed Merger are non-binding, and neither Summus nor the Issuer are under any obligation to agree to the proposed terms, other terms, or to enter into the Proposed Merger. Also on September 1, 2000, Summus and the Issuer entered into a Loan and Security Agreement and related documents pursuant to which the Issuer agreed to loan Summus $500,000 for a term of 60 days, as well as an additional $500,000 upon execution of a definitive agreement in connection with the Proposed Merger (the "Loan Transactions").

         Summus and the Issuer entered into the following documents on September 1, 2000: (i) a Loan and Security Agreement, between the Issuer, including its majority-owned subsidiaries, Dr. Jawerth and Summus (the "Loan and Security Agreement"), (ii) a Standstill Agreement, between the Issuer, Summus and Dr. Jawerth (the "Standstill Agreement"), (iii) a Stock Pledge and Security Agreement, between Summus, Dr. Jawerth and the Issuer, including its majority-owned subsidiaries (the "Stock Pledge and Security Agreement"), and
(iv) an Escrow Agreement, between Summus, Dr. Jawerth, the Issuer and Kilpatrick Stockton, LLP (the "Escrow Agreement"). In addition, Summus issued a Promissory Note to the Issuer in the principal amount of $500,000 (the "Promissory Note").

         The Letter of Intent, the Loan and Security Agreement, the Standstill Agreement, the Stock Pledge and Security Agreement and the Escrow Agreement are attached hereto as Exhibits A, B, C, D, and E, respectively, and are incorporated herein by reference. The description of the Letter of Intent, the Loan and Security Agreement, the Standstill Agreement, the Stock Pledge and Security Agreement and the Escrow Agreement contained herein is not intended to be complete and is qualified in its entirety by reference to such exhibits.

         Pursuant to the Loan and Security Agreement, (i) Summus agreed to repay the $500,000 it borrowed from the Issuer, together with interest, within 60 days, (ii) Summus granted the Issuer a security interest in up to 500,000 shares of the Issuer's Common Stock, which Summus pledged as collateral for the Loan Transactions (the "Pledged Shares") and (iii)

CUSIP No. 429793-10-2                                               Page 6 of 10

Summus agreed that for a period of 30 days neither Summus nor any of its directors, officers, advisors or other representatives would (a) take any action to facilitate any inquiry or proposal that constitutes or might reasonably be expected to lead to any acquisition, purchase or exclusive license of a substantial portion of Summus' assets, a merger with Summus or any other investment in Summus (collectively, an "Acquisition Proposal"), (b) provide any non-public information concerning Summus with respect to any Acquisition Proposal, or (c) enter into an agreement with any person other than the Issuer regarding a possible Acquisition Proposal. However, Summus is not prohibited from taking any action in connection with the sale of securities of Summus that does not transfer control of Summus, even if such action otherwise would be prohibited. The number of Pledged Shares is to be determined as of a particular date based on a formula set forth in the Escrow Agreement.

         Under the Stock Pledge and Security Agreement, Summus agrees not to transfer or further encumber the Pledged Shares so long as the Stock Pledge and Security Agreement is in effect. Although Summus granted the Issuer a security interest in the Pledged Shares, Summus remains the record owner, and continues to possess all voting and dividend rights associated with the Pledged Shares, unless and until ownership is transferred to enforce the Issuer's security interest following a default pursuant to the Stock Pledge and Security Agreement. In the event of a default under the Stock Pledge and Security Agreement, following the expiration of the applicable cure period under such agreement, Summus' voting rights and rights to receive dividends associated with the Pledged Shares shall be immediately transferred to the Issuer.

         Under the Standstill Agreement, Summus, the Issuer and Dr. Jawerth agree that they will not enter into any public market transaction for the sale or disposition of the Issuer's Common Stock from September 1, 2000 until the third trading day after a public announcement to the effect that either the Issuer and Summus intend to effect a business combination or that negotiations for such a combination have been terminated. The Standstill Agreement terminates on the earlier of the final closing of the Proposed Merger or payment of all of Summus' obligations under the Loan and Security Agreement and related Promissory Note.

         The Letter of Intent calls for, among other things, (i) the Issuer and Summus to be valued the same for purposes of the Proposed Merger, (ii) the Issuer to issue eight million shares of Common Stock to Summus' shareholders (other than the Issuer) in connection with the Proposed Merger of Summus and the Issuer, (iii) the Issuer to issue warrants for 500,000 shares with a strike price of $5.50 to Summus' shareholders (other than the Issuer and Dr. Jawerth), also in connection with the Proposed Merger, (iv) at completion of the Proposed Merger, Summus and its shareholders other than the Issuer to own in excess of a majority of the Issuer's Common Stock, (v) the Issuer to provide certain resale rights and compensation to Dr. Jawerth, (vi) the Issuer to procure $15,000,000 in additional financing as a condition of the Proposed Merger, (vii) the Issuer to remain publicly traded (on the OTC Bulletin Board or better), and (viii) the board of directors of the Issuer to include six independent directors designated equally by the Issuer and Summus and one inside director from each party. If the Issuer hires a new Chief Executive Officer pursuant to a national search or otherwise, the new Chief Executive Officer shall be the ninth director.

         Summus and Dr. Jawerth acquired beneficial ownership of the shares of the Issuer's Common Stock for the purpose of investment. Except as set forth herein, Summus and Dr. Jawerth have no intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above, neither Summus, Dr. Jawerth, nor to the best of their knowledge, any executive officer or director of Summus, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities

CUSIP No. 429793-10-2                                               Page 7 of 10

of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer or a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or to ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Summus and Dr. Jawerth are deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13 of Pages 2 and 3 of this Schedule 13D, respectively. In addition, the number of shares as to which Summus and Dr. Jawerth have sole or shared voting power and sole or shared dispositive power, are listed on lines 7-10 of Pages 2 and 3 of this Schedule 13D, respectively. In addition, Summus recently made several dispositions of Common Stock of the Issuer in brokered sales under Rule 144 of the Securities Act of 1933, including the following: (i) on or about August 29, 2000, Summus sold 40,000 shares of Common Stock for approximately $5.39 per share; (ii) on or about August 30, 2000, Summus sold 5,000 shares of Common Stock for approximately $5.00 per share; and (iii) on or about August 31, 2000, Summus sold 40,000 shares of Common Stock for approximately $5.07 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Summus believes it currently has the right to vote 1,279,667 shares of Common Stock under voting agreements with and/or proxies from 14 people. Such agreements and/or proxies are not in the possession or control of Summus at this time. Summus bases its belief on the beneficial ownership reported for Summus by the Issuer in its Registration Statement on Form S-1, File No. 333-41730, filed with the SEC on July 19, 2000.

         Please see the discussion of the Letter of Intent, Proposed Merger, and agreements related to the Loan Transactions in Item 4 above.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

CUSIP No. 429793-10-2                                               Page 8 of 10


Item 7. Material to be Filed as Exhibits

Exhibit A         Letter of Intent, executed September 1, 2000, between High
                  Speed Net Solutions, Inc. and Summus, Ltd.

Exhibit B         Loan and Security Agreement, executed September 1, 2000,
                  between High Speed Net Solutions, Inc., including its majority-owned subsidiaries, Dr. Bjorn Jawerth and Summus,
                  Ltd.

Exhibit C         Standstill Agreement, executed September 1, 2000, between High
                  Speed Net Solutions, Inc., Summus, Ltd. and Dr. Bjorn Jawerth

Exhibit D         Stock Pledge and Security Agreement, executed September 1,
                  2000, between Summus, Ltd., Dr. Bjorn Jawerth and High Speed
                  Net Solutions, Inc., including its majority-owned subsidiaries

Exhibit E         Escrow Agreement, executed September 1, 2000, between Summus,
                  Ltd. Dr. Bjorn Jawerth, High Speed Net Solutions, Inc. and
                  Kilpatrick Stockton, LLP

Exhibit F         Joint Filing Agreement, executed August 22, 2000, between
                  Summus, Ltd. and Dr. Bjorn Jawerth.

CUSIP No. 429793-10-2                                               Page 9 of 10


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2000

                                        SUMMUS, LTD.

                                        By:  /s/ Bjorn Jawerth
                                           ------------------------------
                                        Name:   Dr. Bjorn Jawerth
                                        Title:  President and Chairman of the
                                                Board of Directors



                                             /s/ Bjorn Jawerth
                                        ---------------------------------
                                        Dr. Bjorn Jawerth

CUSIP No. 429793-10-2                                              Page 10 of 10


                                   SCHEDULE I



                Directors and Executive Officers of Summus, Ltd.


         The name and principal occupation of each executive officer and director of Summus, Ltd. are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Summus, Ltd. The business address of each person is c/o Summus, Ltd., Two Hannover Square, Suite 600, 434 Fayetteville Street Mall, Raleigh, North Carolina 27601. Each of the persons listed in Schedule I is a citizen of the United States of America. Other than Dr. Jawerth, none of the executive officers or directors beneficially own any shares of Common Stock.

       Name                         Present Principal Occupation
       ----                         ----------------------------

Dr. Bjorn Jawerth               President and Chairman of the Board of Directors

W. Bradford Silvernail          Chief Executive Officer

Gary Ban                        Chief Operating Officer

Robert Dixson                   Chief Financial Officer

Leonard Mygatt                  Executive Vice President and Secretary

Kenneth Marks                   Director

Stuart Diamond                  Director

                                   EXHIBIT A

                         HIGH SPEED NET SOLUTIONS, INC.
                          434 FAYETTEVILLE STREET MALL
                                   SUITE 2120
                                RALEIGH, NC 27601

                                 August 31, 2000


Summus, Ltd.
Two Hannover Square
Suite 600
Raleigh, NC  27601

Gentlemen:

         This letter (the "Letter") sets forth our mutual intentions with respect to the proposed acquisition (the "Transaction") by High Speed Net Solutions, Inc. ("HSNS") of all of the assets of Summus Ltd. ("Summus").

         Based on preliminary discussions between HSNS and Summus, and subject to the completion of appropriate due diligence and the execution of definitive agreements containing customary representations, warranties, covenants, indemnities and conditions (the "Definitive Agreements"), the parties intend that HSNS or a subsidiary of HSNS will acquire all of the assets of Summus on the terms and conditions set forth in Exhibit A attached hereto and incorporated herein by this reference.

         In addition, the parties agree as follows:

1. Investigation and Access. The parties shall provide each other's officers, independent certified public accountants, legal counsel and other representatives reasonable access to their respective properties, books, records, personnel and independent accountants in order that each may have full opportunity to make such investigation as it reasonably desires to make in connection with the Transaction. The parties shall promptly proceed to negotiate in good faith to complete the Definitive Agreements before thirty days after the date of this Letter.

2. Disclosure. The parties will not make, and will cause their respective representatives, officers, directors, employees and affiliates not to make, any public disclosure regarding the Transaction, and will not disclose any information concerning the other party or this Letter or the transactions contemplated hereby to any individual or any organization other than the respective professional advisors of the parties, without the prior written consent of the other party, unless required to do so under applicable law (in which event the disclosing party shall provide to the other reasonable prior notice of the content of the disclosure and the opportunity to review and

Term Sheet - High Speed and Summus
31 August 2000                                                                 2


comment on the disclosure). It is the intent of the parties (x) to file a single joint press release regarding the Transaction (the "Joint Press Release"), in form and content reasonably acceptable to each party, subject to applicable law, and (y) to refrain from, and cause their respective representatives, officers, directors, employees and affiliates to refrain from, making any other public disclosure from the date of this Letter until the consummation of the Transaction; provided, however, that HSNS shall have sole authority at its discretion (i) to make any changes to the Joint Press Release and to control the timing of the Joint Press Release to the extent necessary to comply with applicable law and/or (ii) to file a Form 8-K with the Securities and Exchange Commission ("SEC") describing the Transaction and to make disclosures in other filings with the SEC and provided, however, that Summus shall have sole authority at its discretion to amend its Schedule 13D as necessary to comply with applicable law. Notwithstanding the foregoing, communications with customers shall not be considered public disclosure to the extent that such communications are of a type necessary to maintain good relationships with such customers and do not disclose any information which would be relevant to such customers as investors.

3. Exclusivity. For a period of 30 days from the date of this Letter, neither Summus nor any of its directors or officers (or any advisors or other representatives of Summus or any of the foregoing persons) shall: (i) directly or indirectly, solicit, initiate, encourage (including by way of furnishing information) or take any other action to facilitate any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase (or exclusive license) of a substantial amount of assets of, or any merger with, or any equity interest in (except employment related stock and/or options and estate planning transfers), or making of any other investment (collectively, "Acquisition Proposal") in Summus, (ii) provide any non-public information concerning Summus to any person (other than HSNS or any professional advisors or consultants to HSNS) with respect to a possible Acquisition Proposal, or (iii) enter into an agreement with any person (other than HSNS) with respect to a possible Acquisition Proposal. Notwithstanding the foregoing, during such 30 day period Summus may sell securities of Summus to provide working capital if such transaction does not transfer "control" of Summus as defined in the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

4. Conduct of Business. Between the signing of this Letter and execution of the Definitive Agreements, each of Summus and HSNS will operate its business only in the ordinary course consistent with past practice and will perform its obligations under all material contracts and will comply in all material respects with all laws, rules and regulations applicable to its business.

5. Governing Law. This Letter shall be governed by the laws of the State of North Carolina regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

         Except for paragraphs numbered 1 through 5 above, this Letter is not a legally binding agreement and the failure to execute and deliver the Definitive Agreements shall impose no liability on either party provided such party has complied with its respective obligations under paragraph 1 above. Each party covenants not to institute or participate in any proceeding

Term Sheet - High Speed and Summus
31 August 2000                                                                 3

seeking to establish a contrary position. Notwithstanding the previous two sentences, paragraphs numbered 1, 3 and 4 above shall terminate 30 days after the date hereof.

         We are excited about the prospect of working with you. If this Letter correctly describes your intentions, please so acknowledge by signing in the space indicated below and returning the enclosed copy of this letter to us. This Letter may be executed by fax and in counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute the same Letter.

         This offer may be accepted at any time by Summus returning an executed copy to HSNS at any time before 12:00 noon on September 1, 2000. If not accepted by that time, this offer is automatically revoked.

                                         Yours very truly,

                                         HIGH SPEED NET SOLUTIONS, INC.


                                         By: /s/ Andy Fox
                                             ---------------------------------
                                             ACCEPTED AND AGREED AS OF
                                         THE DATE FIRST WRITTEN ABOVE:

                                                          SUMMUS, LTD.


                                         By: /s/ Bjorn Jawerth
                                             ---------------------------------

Term Sheet - High Speed and Summus
31 August 2000                                                                 4

CONFIDENTIAL

Term Sheet - 31 August 2000


#1
Category: Company Value

The parties agree that the two companies have equal value.

#2
Category: High Speed Shares to Summus

Eight million (8 million) additional shares will be issued by High Speed to Summus shareholders other than High Speed. A total of 500,000 warrants will be issued by High Speed at a $5.50 strike price to all Summus shareholders except Bjorn Jawerth and High Speed. At completion of the transaction, non-High Speed Summus shareholders shall own approximately 16,474,360 shares, comprising current ownership of approximately 8,474,360 plus 8 million outlined in this paragraph. Currently, there are 21,729,128 shares in High Speed. If High Speed sells shares prior to closing of the transaction, both Summus and HSNS shareholders will be diluted on an equal basis reflecting the proportions described here. All shares owned by Bjorn Jawerth or whose votes are directed by him or will be deposited in a voting trust with Stuart Diamond as voting trustee. Shares shall be released from the voting trust at the rate of one-twelfth of the total shares at the end of each month after closing.

#3
Category: High Speed Compensation to Bjorn Jawerth

(a) Bjorn Jawerth will receive $500,000 in cash from High Speed within 30 days after closing. (b) Bjorn Jawerth will sell $2.5 mm of his High Speed shares in a private sale arranged by High Speed's investment banker immediately following closing (5 business days). (c) At the time of the sale of his High Speed shares, Bjorn Jawerth will be issued 3 times as many warrants by High Speed as shares he sold; the strike price of the shares will be $5.50 per share; warrants to last 3 years. (d) Bjorn and the inventing team receive a 5% royalty on gross revenues from the sale of new technology and applications produced from intellectual property that the team develops and which result in new revenues. Allocation of royalties to inventors to be made by the board of directors per Bjorn Jawerth recommendations which shall be final unless disapproved by 75% of the Board; provision for arbitration in case of a disagreement. (e) Bjorn Jawerth receives $250,000 annual compensation in 2000, with compensation to rise proportional with other senior management including options. (f) Stock issued from warrants would be nonvoting (as described above) unless sold in arms-length transaction. In return,

Term Sheet - High Speed and Summus
31 August 2000                                                                 5

Bjorn Jawerth will sign a noncompete and an employment agreement, will relinquish control of Summus and will assigns rights in current and future technology to the merged company.

#4
Category: Contemporaneous New Investment

Ron Pieters' group commits to raise $15 million on a best efforts basis within 60 days for investment in the merged company. Upon signing of the letter of intent, $500,000 to be loaned immediately by High Speed to Summus to meet Summus payroll and related expenses. When the definitive transaction documents are signed, High Speed to loan Summus another $500,000 to meet payroll and related expenses. Term of each loan to be 60 days, may be extended at High Speed option. Loans to be collateralized by Summus with 2.5 times the principal amount in HSNS stock in escrow in event of default, assets to be sold to cover amount owed, rest returned to Summus. Other loan terms to be consistent with normal business practice. During the transaction process, no sale of High Speed shares by Summus w/o High Speed approval. Summus use of funds from loan and disbursements to be approved in advance by Summus Special Committee of the Board. To the extent that High Speed incurs any dilution before transaction closes from sale of stock, this dilution will be spread proportionally among both High Speed and Summus at the closing of the transaction.

#5
Category: Clearing Up Regulatory Issues

At the time of closing HSNS shares must be quoted for trading on the OTC Bulletin Board with or without an "E". Both parties to use best efforts, separately and jointly as needed, to comply with SEC requests for information - separate and joint efforts. The transaction will be effectuated as an acquisition of all the assets of Summus by High Speed so that the issuance of High Speed shares in exchange for Summus assets will not be taxable to Summus. The transaction must be approved by the Board of Directors of High Speed and by the Board of Directors and shareholders of Summus.

#6
Category: Fiscal Restraint

Summus and High Speed to use best efforts to reduce burn rate. A limited number of outside experts to assist as needed.

#7
Category: Board of Directors

The board of merged company shall include 3 outside and 1 inside director (Bjorn Jawerth) from Summus and 3 outside and 1 inside director from High Speed. Both parties shall agree

Term Sheet - High Speed and Summus
31 August 2000                                                                 6

unanimously to the Board composition. If High Speed hires a new CEO, the new CEO will be the ninth director. Until closing of the transaction, each company agrees that it shall maintain a Board having a majority of outside directors. Existing HSNS board may remain at HSNS discretion.

#8
Category: Lawsuits & Claims

Summus and High Speed will each drop claims against one another and sign releases. Key shareholders of each company also must release both companies and their officers.

#9
Category: Management Status Quo

Two outside directors from each company will be appointed as a committee to evaluate management changes and additions. Current management to remain, unless outside board members decide otherwise. There will be no significant strategy changes without outside board member approval. Andy Fox will be the CEO of the merged company. All contracts above $50,000 to require board approval for each company. For Summus, Special Committee of Board will set guidelines for expenditures and must approve any proposed deviation from these guidelines before an expenditure is made. Gary Ban and Andy Fox will work together to integrate the companies.

#10
Category: Cooperation

Pending closing, any dispute between the two companies shall be submitted to 2 outside directors from each company for resolution. The parties shall use their best efforts to cooperate.

#11
Category: Bar on Stock Sales

Any new purchaser of High Speed shares at a discount will be required to have restrictions on sale appropriate to the discount, consistent with normal stock practices. Previous lockups will remain in force until they expire. A list of lock-ups will be provided.

#12
Category: Due Diligence

This agreement is subject to financial and technology due diligence by both parties. Technology due dilligence will be done through a mutually agreed upon third party expert in

Term Sheet - High Speed and Summus
31 August 2000                                                                 7

compression technology or through a mutually agreed upon customer who can validate the compression technology and is willing to license the technology.

#13
Schedule

Parties will use best efforts to sign documents and close by September 15, 2000. Parties will be kept closely informed of progress and will work quickly to resolve any issues that may arise during drafting.

                                   EXHIBIT B
                                                                          083100

                           LOAN AND SECURITY AGREEMENT

         This LOAN AND SECURITY AGREEMENT (this "Agreement") is made this 31st day of August, 2000 (the "Closing Date") between High Speed Net Solutions, Inc., including its majority-owned subsidiaries, (collectively, "Lender"), Dr. Bjorn Jawerth and Summus, Ltd. ("Borrower"). The parties agree as follows:

1 TERM LOAN AND TERMS OF PAYMENT

         1.1 Lender hereby makes a term loan to Borrower in the principal amount of Five Hundred Thousand Dollars ($500,000) (the "Term Loan"), receipt of which is hereby acknowledged by Borrower, and which is evidenced by that promissory note (the "Promissory Note") of even date herewith by Lender in favor of Borrower substantially in the form attached hereto as Exhibit A.

         1.2 Borrower agrees to repay this Term Loan within sixty (60) days of the date of execution of this Agreement set forth above. Borrower's repayment will include all outstanding Term Loan principal and accrued interest as of the date of repayment.

         1.3 The Term Loan accrues interest on the outstanding principal balance at Eight (8.0%) percent per annum, compounded monthly. After an Event of Default, as defined below, the Term Loan will accrue interest at Thirteen (13%) percent per annum, compounded monthly.

2 CREATION OF SECURITY INTEREST

         2.1 Borrower hereby grants Lender a continuing security interest in all Collateral (as defined below) to secure all obligations and performance of each of Borrower's duties under the Loan Documents. All security interests will be first priority security interests in the Collateral.

         2.2 If the Agreement is terminated, Lender's lien and security interest in the Collateral will continue until Borrower fully satisfies its Obligations.

3 REPRESENTATIONS AND WARRANTIES

         Borrower represents and warrants that Borrower has good title to the Collateral, free of Liens. Borrower is not a party to, nor is bound by, any pledge, license or other agreement that prohibits or otherwise restricts Borrower from granting a security interest in Borrower's interest in the Collateral.

4 AFFIRMATIVE COVENANTS

         Borrower will do all of the following:

         4.1 Government Compliance. Borrower will maintain its corporate existence and good standing in its jurisdiction of incorporation and maintain qualification in each jurisdiction in which the failure to so qualify could have a material adverse effect on Borrower's business or operations. Borrower will comply with all laws, ordinances and regulations to which it is subject, the noncompliance with which could have a material adverse effect on Borrower's business or operations.

         4.2 Further Assurances; Related Agreements. Borrower agrees to execute the Promissory Note (attached hereto as Exhibit A), Stock Pledge and Security Agreement (attached hereto as Exhibit B), Standstill Agreement (attached hereto as Exhibit C), and Escrow Agreement (attached hereto as Exhibit D) and to cause them both to be executed by Borrower's affiliate, Dr. Bjorn Jawerth. Borrower will execute as soon as practicable upon request by Lender, and in any event within two (2) business days after request by Lender, any further instruments and take further action as Lender requests to perfect or continue Lender's security interest in the Collateral or to effect the purposes of this Agreement.

         4.3 Use of Proceeds. Borrower agrees to use amounts loaned to the Borrower under Term Loan for working capital purposes only, including payroll and other expenses, or otherwise approved by a special committee of the Board of Directors of Borrower, comprised of non-management directors of Borrower.

         4.4 Exclusivity. For a period of 30 days from the date of this Agreement, neither Borrower nor any of its directors or officers (or any advisors or other representatives of Borrower or any of the foregoing persons) shall: (i) directly or indirectly, solicit, initiate, encourage (including by way of furnishing information) or take any other action to facilitate any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase (or exclusive license) of a substantial amount of assets of, or any merger with, or any equity interest in (except employment related stock and/or options and estate planning transfers), or making of any other investment (collectively, "Acquisition Proposal") in Borrower, (ii) provide any non-public information concerning Borrower to any person (other than Lender or any professional advisors or consultants to Lender) with respect to a possible Acquisition Proposal, or (iii) enter into an agreement with any person (other than Lender) with respect to a possible Acquisition Proposal. Notwithstanding the foregoing, during such 30 day period Borrower may sell securities of Borrower to provide working capital if such transaction does not transfer "control" of Borrower as defined in the rules and regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

5 NEGATIVE COVENANTS

         During the period that the Term Loan is outstanding, Borrower will not do any of the following without the Lender's written consent, which will not be unreasonably withheld:

         5.1 Dispositions. Convey, sell, lease, transfer or otherwise dispose of (collectively a "Transfer"), all or any part of its business or property, other than a Transfer (i) in the ordinary course of business; or (ii) of nonexclusive licenses and similar arrangements to persons who are not affiliates of Borrower for the use of the property of Borrower or its Subsidiaries in the ordinary course of business.

         5.2 Distributions. Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock.

         5.3 No Offset. Borrower acknowledges that Lender is making this extension of credit to Borrower at a time when the parties to this Agreement have alleged various legal claims, indebtedness and other obligations against each other. Borrower agrees to repay all such indebtedness and other obligations in full, when due, in cash only, or as Lender may otherwise authorize in writing, with no offset for any claims the parties may have against each other, in law or equity, arising out of any prior course of dealing or any other agreements executed between the parties hereto after or prior to the execution date of this Agreement set forth above.

         5.4 No Liens. Borrower will not create, assume, incur or permit or suffer to exist or to be created, assumed or incurred, any lien on any of the Collateral, or any interest therein or, for so long as the Exclusivity provision of the Letter of Intent of even date herewith (as amended or extended from time to time) applies, any of the intellectual property of Borrower (including without limitation the patents, trademarks, software or other intellectual property of Borrower).

6 EVENTS OF DEFAULT

         Any one of the following is an Event of Default:

         6.1 Payment Default. Borrower fails to pay its obligations on or before their due date.

         6.2 Covenant Default. Borrower does not perform any obligation in
Section 4 or violates any covenant in Section 5 or does not perform or observe any other material term, condition or covenant in this Agreement, any Loan Documents, the Letter of Intent, or in any other written agreements entered into on or after the date hereof.

         6.3 Attachment. (i) Any material portion of Borrower's assets is attached, seized, levied on, or comes into possession of a trustee or receiver and the attachment, seizure or levy is not removed in 10 days; (ii) a judgment or other claim becomes a Lien on a material portion of Borrower's assets; or
(iii) a notice of lien, levy, or assessment is filed against any of Borrower's assets by any government agency and not paid within ten (10) days after Borrower receives notice.

         6.4 Insolvency. (i) Borrower becomes insolvent; (ii) Borrower begins an Insolvency Proceeding; or (iii) an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within thirty (30) days.

7 LENDER'S RIGHTS AND REMEDIES

         7.1 Rights and Remedies. When an Event of Default occurs and continues for longer than thirty (30) days, Lender may, without notice or demand, do any or all of the following:

                  (a) Declare the full principal amount an all accrued interest on the Term Loan immediately due and payable;

                  (b) Make any payments and do any acts it considers necessary or reasonable to protect its security interest in the Collateral;

         7.2 Lender's Liability for Collateral. Lender is not liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; or (c) any diminution in the value of the Collateral. Borrower bears all risk of loss, damage or destruction of the Collateral.

         7.3 Remedies Cumulative. Lender's rights and remedies under this Agreement, the Loan Documents, and all other agreements are cumulative. Lender has all rights and remedies provided by law or in equity, including all rights and remedies of a secured party under the Uniform Commercial Code of the State of North Carolina. Lender's exercise of one right or remedy is not an election, and Lender's waiver of any Event of Default is not a continuing waiver. Lender's delay is not a waiver, election, or acquiescence. No waiver is effective unless signed by Lender and then is only effective for the specific instance and purpose for which it was given.

         7.4 Demand Waiver. Borrower waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guaranties held by Lender on which Borrower is liable.

8 NOTICES

         All notices or demands by any party to this Agreement or any other related agreement must be in writing and be personally delivered or sent by an overnight delivery service, by certified mail, postage prepaid, return receipt requested, or by facsimile at the addresses set forth below. A party may change its notice address by giving the other party written notice.

         To Lender:

                  High Speed Net Solutions, Inc.
                  434 Fayetteville Street Mall
                  Suite 2130
                  Raleigh, NC  27601
                  Attention:  Chief Executive Officer

                  with copy to:

                  Kilpatrick Stockton LLP
                  3737 Glenwood Avenue, Suite 400
                  Raleigh, North Carolina 27607
                  Attention: Jim Verdonik


         To Borrower:

         Summus, Ltd.
         434 Fayetteville Street Mall
         Suite 600
         Raleigh, NC  27601

9 CHOICE OF LAW AND VENUE

         North Carolina law governs the Loan Documents without regard to principles of conflicts of law. Borrower and Lender each submit to the exclusive jurisdiction of the State and Federal courts in Wake County, North Carolina.

10 GENERAL PROVISIONS

         10.1 Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. Borrower may not assign this Agreement or any rights or obligations under it without Lender's prior written consent which may be granted or withheld in Lender's discretion. Lender has the right, without the consent of or notice to Borrower, to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Lender's obligations, rights and benefits under this Agreement, the Loan Documents or any related agreement.

         10.2 Time of Essence. Time is of the essence for the performance of all obligations in this Agreement.

         10.3 Severability of Provisions. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

         10.4 Amendments in Writing, Integration. All amendments to this Agreement must be in writing signed by both Lender and Borrower. This Agreement and the Loan Documents and the Letter of Intent of even date herewith represent the entire agreement concerning this subject matter, and supersede prior or contemporaneous negotiations or agreements. All prior or contemporaneous agreements, understandings, representations, warranties, and negotiations between the parties concerning the subject matter of this Agreement and the Loan Documents merge into this Agreement and the Loan Documents.

         10.5 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, are an original, and all taken together, are one Agreement.

         10.6 Survival. All covenants, representations and warranties made in this Agreement continue in full force while the Term Loan remains outstanding.

         10.7 Confidentiality. In handling any confidential information, Lender will exercise the same degree of care that it exercises for its own proprietary information, but disclosure of information may be made: (i) as required by law, regulation, subpoena, or other order, and (ii) as required by law in connection with Lender's examination or audit. Confidential information does not include information that either: (a) is in the public domain or in Lender's possession when disclosed to Lender, or becomes part of the public domain after disclosure to Lender; or (b) is disclosed to Lender by a third party, if Lender does not know that the third party is prohibited from disclosing the information.

         10.8 Attorneys' Fees, Costs and Expenses. Borrower shall pay all the reasonable costs of collection incurred by Lender in any action or proceeding brought by Lender against Borrower arising out of the Loan Documents, if the Lender is the prevailing party. In connection with any such action or proceeding, the Lender will be entitled to recover its reasonable attorneys' fees and other costs and expenses incurred, in addition to any other relief to which it may be entitled, whether or not a lawsuit is filed.

11 DEFINITIONS

"Affiliate" of a Person is a Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person's senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person's managers and members.

"Collateral" means the Pledged Collateral as defined in the related Stock Pledge and Security Agreement and subject to the Escrow Agreement.

"Obligations" are debts, principal, interest, expenses and other amounts Borrower owes Lender now or later and including interest accruing after any insolvency proceedings begin and debts, liabilities, or obligations of Borrower assigned to Lender.

"Insolvency Proceeding" is any proceeding by or against any person under the United Stated Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeding reorganization, arrangement, or other relief.

"Lien" is a mortgage, lien, deed of trust, charge, pledge, security interest or other encumbrance.

"Loan Documents" are, collectively, this Agreement, the Promissory Note, the Standstill Agreement and the Stock Pledge and Security Agreement, and any other present or future agreement between Borrower and/or for the benefit of Lender in connection with this Agreement, all as amended, extended or restated.

"Subsidiary" is any corporation, joint venture, or other business entity of which more than 50% of the voting stock or other equity interests is owned or controlled, directly or indirectly, by another Person or one or more Affiliates of the Person.

                      [Signatures Appear on Following Page]

                 [Signature Page to Loan and Security Agreement]

BORROWER

SUMMUS, LTD.


By: /s/ Bjorn Jawerth
    -----------------------------

Title: President
       --------------------------


/s/ Bjorn Jawerth
-----------------------------
Dr. Bjorn Jawerth


LENDER

HIGH SPEED NET SOLUTIONS, INC.



By: /s/ Andy Fox
    -----------------------------
Title: President and CEO, HSNS
       --------------------------

                                    EXHIBIT A

                             Form of Promissory Note

                                    EXHIBIT B

                   Form of Stock Pledge and Security Agreement

                                    EXHIBIT C

                          Form of Standstill Agreement

                                    EXHIBIT D

                                Escrow Agreement

                                   EXHIBIT C
                                                                          083100
                              STANDSTILL AGREEMENT

         This STANDSTILL AGREEMENT ("Agreement"), is made and entered into as of the 31st day of August, 2000 among High Speed Net Solutions, Inc., a Florida corporation, ("HSNS"), Summus, Ltd., a Delaware corporation ("Summus"), and Dr. Bjorn Jawerth ("Jawerth").

                              W I T N E S S E T H:

         WHEREAS, the parties have entered into: (i) a Promissory Note, (ii) a Loan and Security Agreement, (iii) a Stock Pledge and Security Agreement and
(iv) an Escrow Agreement (the "Transaction Documents") anticipating an agreement for a business combination and related agreements (the "Transaction") pursuant to which HSNS proposes to acquire all of the assets of Summus in exchange for common stock of HSNS (the "Common Stock"); and

         WHEREAS, the parties wish to preserve the status quo between them pending final negotiations and the closing of the Transaction;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, and of HSNS' willingness to enter into the Transaction Documents and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

         1. Sales of Shares. Summus, HSNS and Jawerth agree that beginning upon signing of this Agreement and continuing until the third trading day after a public announcement to do a business combination or that negotiations have been terminated, as to shares of Common Stock of HSNS held by them (the "Shares"), not to enter into any public market transaction for the sale or disposition of Shares, including without limitation, any public market short position, a "put equivalent position" (within the meaning of Rule 16-a-1(h) under the Securities Exchange Act of 1934, as amended), swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares (whether any such transaction is to be settled by delivery of Shares, other securities, cash or other consideration) The foregoing limitations apply only to public market transactions.

         2. Term. This Agreement will terminate on the first to occur of:

                  (a) the final closing of the Transaction, after all preconditions thereto have been satisfied; or

                  (b) payment by Summus of all obligations due under the Loan and Security Agreement and related Promissory Note.

         3. Representations and Warranties. Each of Summus and Jawerth represents and warrants to HSNS that:

                  (a) Summus and Jawerth have all requisite power and authority to enter into this Agreement;

                  (b) Each of Summus and Jawerth understands that this Agreement may prevent Summus and Jawerth from selling or otherwise transferring the Shares at a time when the market price of HSNS Common Stock has significantly increased or significantly decreased and it might otherwise be in Summus' or Jawerth's interest to sell or transfer such Shares;

                  (c) Each of them will comply will all applicable federal and state securities laws in connection with the resale of the Shares; and

                  (d) Each of them understands that his or its ability to resell the Shares may also be restricted by the Securities Exchange Act of 1934, as amended.

         4. Notices. Any notice required to be provided to a party pursuant to this Agreement shall be given by hand delivery, fax, certified or registered mail or a private courier service which provides evidence of receipt as part of its service, addressed to the respective address or fax number appearing on the signature page hereto. Any notice given hereunder shall be deemed given on the date of hand delivery, transmission by fax, three (3) business days following deposit with the Postal Service or one (1) business day following delivery to a courier service offering next day delivery to the location to which the notice is sent. Any party may change his, her or its address for notice set forth herein by giving notice to all other parties as provided above.

         5. Binding Effect. This Agreement shall inure to the benefit of, and be binding upon and enforceable against the heirs, legal representatives and assigns of HSNS, Summus and Jawerth.

         6. Entire Agreement. This Agreement, in conjunction with the other Transaction Documents and the Letter of Intent of even date herewith, constitutes the entire agreement and understanding between the parties as to the subject matter hereof, and supersedes any prior agreements and understandings related to the subject matter hereof. This Agreement may only be modified or amended by written instrument executed by all the parties hereto.

         7. Severability of Provisions. If any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provisions shall be of no force and effect, but the illegality or unenforceability of such provisions shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

         8. Execution in Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

         9. Governing Law. This Agreement shall be interpreted in accordance with the laws of the State of North Carolina.

                      [Signatures Appear on Following Page]

                    [Signature Page to Standstill Agreement]

         IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.

                         HIGH SPEED NET SOLUTIONS, INC.

                         By:    /s/ Andy Fox
                                ---------------------------------
                         Name:  Andy Fox
                                ---------------------------------
                         Title: President and CEO, HSNS
                                ---------------------------------


                         SUMMUS, LTD.

                         By:    /s/ Bjorn Jawerth
                                ---------------------------------
                         Name:  Bjorn Jawerth
                                ---------------------------------
                         Title: President
                                ---------------------------------


                         /s/ Bjorn Jawerth
                         ----------------------------------------
                         Bjorn Jawerth

                                   EXHIBIT D

                                                                          090100
                       STOCK PLEDGE AND SECURITY AGREEMENT

         This STOCK PLEDGE AND SECURITY AGREEMENT (the "Pledge"), dated as of August 31st, 2000, is made and entered into by and between Summus, Ltd., a Delaware corporation (the "Pledgor"), Dr. Bjorn Jawerth and High Speed Net Solutions, Inc., a Florida corporation, together with any of its majority-owned subsidiaries ("HSNS").

                               W I T N E S S E T H

         WHEREAS, HSNS has loaned Pledgor the principal sum of $500,000 (the "Loan"), such loan being evidenced by a Loan and Security Agreement (the "Loan and Security Agreement") and the related Promissory Note (the "Promissory Note") each dated as of even date herewith; and


         WHEREAS, Pledgor is the owner of the shares of the issued and outstanding capital stock of HSNS described in Exhibit A hereto (the "Escrowed Shares") a portion of which are subject to this Pledge (the "Pledged Shares"); and

         WHEREAS, as sole security for the obligations under the Loan, Pledgor wishes to pledge to HSNS all of its right, title and interest in the Pledged Shares; and

         WHEREAS, in order to secure the payment obligations of Pledgor under the Promissory Note, Pledgor has agreed that the certificates representing the Pledged Shares (the "Escrowed Certificates") will be delivered to Kilpatrick Stockton, as Escrow Agent (the "Escrow Agent") pursuant to the terms and conditions of the Escrow Agreement between Pledgor, HSNS and the Escrow Agent dated as of the date hereof and in the form attached hereto as Exhibit B (the "Escrow Agreement");

         NOW, THEREFORE, for and in consideration of the making of the Loan, and for other good and valuable consideration, the receipt of which is fully acknowledged, the parties hereto agree as follows:

         1. Security Interest. Pledgor hereby pledges, hypothecates, assigns, transfers, and sets over unto HSNS, and grants to HSNS a security interest in, all of Pledgor's right, title and interest in, to and under the following (collectively, the "Pledged Collateral"): (a) all of the Pledged Shares (the Escrowed Certificates evidencing the Pledged Shares together with stock powers executed in blank have been delivered by Pledgor to the Escrow Agent on or prior to the date of this Pledge to be held and distributed in accordance with the Escrow Agreement); (b) any cash, additional shares of common stock in HSNS, other securities of HSNS, or other property at any time and from time to time receivable or otherwise distributable in respect of, in exchange for, or in substitution of, any of the Pledged Shares (the "Additional Collateral"); and
(c) any and all products and proceeds of any of the foregoing. Beneficial ownership of the Pledged Shares, including, without limitation, all voting and dividend rights, shall remain in Pledgor until the occurrence of a Default which has not been cured within thirty (30) days after notice under the terms hereof (as defined in Section 8). Pledgor warrants that it shall not transfer or further encumber the Pledged Shares for so long as this Pledge is in effect.

         2. Obligations Secured. This Pledge is being executed and delivered pursuant to the terms, conditions and requirements of the Loan and Security Agreement and the Promissory Note. The security interest granted herein (the "Security Interest") shall secure the prompt payment in full of the obligations of Pledgor under the terms of (i) the Promissory Note, (ii) the Loan and Security Agreement and (iii) any reasonable costs or expenses incurred by HSNS or HSNS' counsel not to exceed Twenty-Five Hundred Dollars ($2,500) in connection with the realization on the security provided for in this Pledge, including, without limitation, any reasonable costs or expenses of any proceedings to which this Pledge may give rise (collectively, the "Secured Obligations"). The Security Interest also shall secure full payment of any future indebtedness, obligations and liabilities, and any extensions or renewals thereof, from Pledgor to HSNS which may arise from time to time pursuant to the Loan and Security Agreement and interest accruing thereon, and costs of enforcement or collection of such obligations by HSNS. The making or renewals of any loan or the extension of any credit by HSNS shall constitute the entire consideration to Pledgor for entering into this Pledge, which shall be irrevocable.

         3. Ownership; Duty of Care. The execution of this Pledge, and the delivery of the share certificates to HSNS, shall not operate to transfer title to the Pledged Shares to HSNS. Pledgor shall remain the record owner of the Pledged Shares until such time as ownership is transferred pursuant to the provisions of Section 8 of this Pledge. HSNS shall have no responsibility for or obligation or duty with respect to all or any part of the Pledged Shares or any matter or proceeding arising out of or relating to the Pledged Shares, including, without limitation, any obligation or duty to collect any sums due in respect thereof or to protect or preserve any rights against prior parties or any rights pertaining thereto, it being expressly understood that Pledgor shall be responsible generally for the preservation of all rights of Pledgor in the Pledged Shares.

         4. No Liens; No Sale of Pledged Collateral. Pledgor will not create, assume, incur or permit or suffer to exist or to be created, assumed or incurred, any lien on any of the Pledged Collateral, or any interest therein, and will not, without the prior written consent of HSNS, sell, lease, assign, transfer or otherwise dispose of all or any portion of the Pledged Collateral, or any interest therein.

         5. Voting Rights; Dividends, etc.

                  (a) Effect of Default upon Voting Rights and Receipt of Dividends. Upon the occurrence and during the continuance of a Default which has not been cured within thirty (30) days after notice, all rights of Pledgor to exercise the voting and/or consensual rights and powers which Pledgor is entitled to exercise and/or to receive the cash dividends with respect to the Pledged Shares shall cease, and all such rights thereupon shall become immediately vested in HSNS, which shall have, to the extent permitted by law, the sole and exclusive right and authority to exercise such voting and/or consensual rights and powers which Pledgor would otherwise be entitled to exercise and/or to receive and retain the cash dividends which Pledgor would otherwise be authorized to retain.

                  (b) Delivery by Pledgor. If Pledgor shall receive any dividends or other property which it is not entitled to receive under this
Section 5, whether as an addition to, in substitution of, or in exchange for any of the Pledged Shares or otherwise, Pledgor shall deliver such dividends or other property immediately to the Escrow Agent in the exact form received with the appropriate endorsement of Pledgor when necessary and/or appropriate stock powers duly executed as additional collateral for the Secured Obligations, subject to the terms of this Pledge.

         6. No Right to Pledge Equivalent Collateral. Notwithstanding any other term or provision of this Pledge, Pledgor shall have no right to pledge equivalent or additional collateral or substitute any collateral for the Pledged Shares or Additional Collateral, if any, to obtain the release of any of the Pledged Collateral, except upon the written consent of HSNS, which consent may be withheld in the sole discretion of HSNS.

         7. Warranties of Pledgor. Pledgor hereby represents and warrants to HSNS as follows: (i) Pledgor is the lawful owner of all of the Pledged Shares transferred to the possession of the Escrow Agent pursuant to this Pledge, and Pledgor has good and marketable title to all of such Pledged Shares, free and clear or all liens, including any tax liens, state or federal, except (A) the lien and security interest created under this Pledge, and (B) any lien granted by law to secure payment by Pledgor of amounts not yet due and payable; and (ii) excepting any security interest or other lien or interest or participation which has been released, Pledgor has not (A) granted or purported to grant or permit or allow any persons to retain any purchase money security interest in any of the Pledged Shares; (B) granted or purported to grant or permitted or allowed any persons to retain any security interest in the Pledged Shares as proceeds of other collateral; (C) permitted or allowed any person to retain or obtain any issuers' lien or other lien or interest on any certificate evidencing the Pledged Shares; or (D) otherwise granted or assigned any lien on or in any interest or participation in such Pledged Shares. Pledgor has examined or caused to be examined each certificate evidencing the Pledged Shares and, each such certificate identifies as owner Pledgor, and there is no evidence on the face of any certificate which is inconsistent with the grant by Pledgor to HSNS of the first priority security interest pursuant to this Pledge. Pledgor warrants that it can lawfully comply, and as of this date is in compliance, with its obligations under this Pledge without violation of the laws of any jurisdiction to which it is subject.

         8.       Remedies Upon Default.

                  (a) An event of default under the Loan, any of the Secured Obligations or a default by Pledgor under this Pledge, including, without limitation, any default that may exist as of the date of this Pledge, shall constitute a default under the terms of this Pledge (any of such occurrences being hereinafter referred to as a "Default"). Upon the occurrence of a Default which has not been cured within thirty (30) days after notice, the following procedures shall apply: (i) HSNS shall have the right to give written notice of the Default to Pledgor and the Escrow Agent and make a claim against the Pledged Shares pursuant to the Escrow Agreement. Upon distribution of any Pledged Shares by the Escrow Agent to HSNS pursuant to the terms of the Escrow Agreement, HSNS may retain or sell or otherwise dispose of all or part of such Pledged Shares at a public or private sale or make other commercially reasonable disposition of such Pledged Shares or any portion thereof after three (3) business days' from the date of the notice to Pledgor referred to in the immediately preceding sentence, and HSNS may purchase such Pledged Shares or any portion thereof at any public sale. The proceeds of the public or private sale or other disposition shall be applied (i) to the costs incurred in connection with the sale, (ii) to any unpaid interest which may have accrued on any obligations secured hereby; (iii) to any unpaid principal; and
(iv) to damages incurred by HSNS by reason of any breach secured against hereby, in such order as HSNS may determine, and any remaining proceeds shall be paid over to Pledgor or others as by law provided. In the event that the consummation of such sale requires compliance with regulations of the Securities and Exchange Commission (the "SEC") or applicable state law, the sale shall be specifically conditioned upon such compliance; Pledgor will file all necessary applications and documents and otherwise cooperate with HSNS to accomplish such compliance. No delay or omission on the part of HSNS in exercising any right or option with respect to any Default shall impair such right or option or be considered as a waiver thereof or as a waiver of or acquiescence to any Default hereunder; the waiver of any Default which has not been cured within thirty (30) days after notice shall not be construed as a waiver of any other Default. Upon a Default which has not been cured within thirty (30) days after notice of this Pledge, Pledgor's beneficial ownership of the Pledged Shares shall terminate immediately. Notwithstanding anything herein to the contrary, nothing in this Pledge shall constitute or be deemed to constitute a waiver of any default of any obligation that may exist as of the date of this Pledge.

                  (b) Pledgor hereby acknowledges and confirms that HSNS may be unable to effect a public sale of any or all of the Pledged Shares by reason of certain prohibitions contained in the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended (the "Securities Acts"), and applicable state securities laws, and may be compelled to conduct one or more private sales thereof to a restricted group of purchasers who will be obligated to agree among other things to acquire any of the Pledged Shares for their own respective accounts for investment and not with view to the distribution or resale thereof. Pledgor further acknowledges and confirms that any such private sale may result in prices or other terms less favorable to Pledgor than if such sale were a public sale and, notwithstanding such circumstances, agrees that such a private sale shall be deemed to have been made in a commercially reasonable manner, and HSNS shall be under no obligation to take any steps to permit the Pledged Shares to be sold at a public sale. HSNS shall have the right to rely on the advice of any investment firm having a seat on the New York Stock Exchange or the American Stock Exchange as to the appropriate procedure and terms for private sale. HSNS shall be under no obligation to delay a sale of any of the Pledged Shares for any period of time necessary to permit any issuer thereof to register such Pledged Shares for public sale under the Securities

Acts or under applicable states' securities laws. On any sale of the Pledged Shares, HSNS is hereby authorized to comply with any limitation or restriction, compliance with which is necessary in the discretion of HSNS' counsel in order to avoid any violation of applicable law or in order to obtain any required approval of the purchaser or purchasers by any applicable governmental authority.

                  (c) In addition to exercising the power of sale herein conferred upon it, HSNS shall also have the option to proceed by suit or suits at law or in equity to foreclose this Pledge and sell the Pledged Collateral or any portion thereof pursuant to judgment or decree of a court or courts having competent jurisdiction.

                  (d) The rights and remedies of HSNS under this Pledge are cumulative and not exclusive of any rights or remedies which it would otherwise have.

         9. Additional Documents. Upon the happening of a Default which has not been cured within thirty (30) days after notice, in addition to all other rights and remedies of HSNS as provided in this Pledge or otherwise, Pledgor shall immediately execute and deliver any and all documents which HSNS may request and shall otherwise cooperate fully with HSNS in complying with the requirements of the SEC and applicable state laws in order to transfer ownership of the Pledged Shares. In the event that Pledgor does not promptly comply with any such request of HSNS, HSNS is entitled to the remedy of specific performance against Pledgor and the appropriateness of such remedy will not be subject to dispute. Additionally, HSNS will be entitled to such other relief as may be available under North Carolina law, and Pledgor hereby appoints HSNS or HSNS' agent as its attorney-in-fact for the purpose of executing such documents as HSNS may reasonably request in order to transfer ownership of the Pledged Shares. Pledgor shall cooperate fully, to the extent requested by HSNS, in the completion of any notice, form, schedule or other document filed by HSNS on its own behalf or on behalf of Pledgor pursuant to Pledgor's power of attorney.

         10. Additional Rights of Secured Parties. In addition to all other rights and privileges under this Pledge, HSNS shall have all the rights, powers and privileges of secured parties under the Uniform Commercial Code.

         11. Termination. This Pledge shall be irrevocable and shall continue until such time as all Secured Obligations have been paid in full.

         12. Return of Pledged Shares to Pledgor. Upon the full payment of all Secured Obligations, the Escrow Agent shall return to Pledgor all of the Pledged Shares (and Additional Collateral, if any), and all rights received by HSNS as a result of its interest in the Pledged Shares (and Additional Collateral, if any) shall terminate.

         13. Additional Duties or Liabilities. In no event shall HSNS be liable for any act or failure to act under the provisions of this Pledge, except where its acts are the result of its negligence, bad faith or malfeasance. HSNS shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of a claim, or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Pledge, unless received in writing by it, and, if its duties or liabilities herein are affected, unless it shall have given its prior written consent thereto.

         14. Pledgor's Obligations Absolute. The obligations of Pledgor under this Pledge shall be direct and immediate and not conditional or contingent upon the pursuit of any remedies against any other person, nor against other security or liens available to HSNS or its successors, assigns or agents.

         15. Notices. All notices and other communications required or permitted hereunder shall be in writing and, if mailed by prepaid certified mail, at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the earlier of the date shown on the receipt or three (3) business days after the postmarked date thereof and, if telexed, shall be followed forthwith by letter and shall be deemed to have been received on the next business day following dispatch and acknowledgment of receipt by the recipient's telex machine. In addition, notices hereunder may be delivered by hand in which event such notice shall be deemed effective when delivered. Notice of change of address for notice shall also be governed by this Section. Notices shall be addressed as follows:

If to Pledgor:                      Summus, Ltd.
                                    434 Fayetteville Street Mall
                                    Suite 600
                                    Raleigh, NC  27601

If to HSNS:                         High  Speed Net Solutions, Inc.
                                    434 Fayetteville Street, Suite 2130
                                    Raleigh, North Carolina 27601
                                    Attention:  Chief Executive Officer

                           with a copy to:

                                    Kilpatrick Stockton LLP
                                    3737 Glenwood Avenue, Suite 400
                                    Raleigh, North Carolina 27607
                                    Attention:  Jim Verdonik

         16. Binding Agreement. The provisions of this Pledge shall be construed and interpreted, and all rights and obligations of the parties hereto determined, in accordance with the laws of the State of North Carolina. This Pledge, together with all documents referred to herein, constitutes the entire agreement between Pledgor and HSNS with respect to the matters addressed herein and may not be modified except by a writing executed by HSNS and Pledgor.

         17. Severability. If any paragraph or part thereof shall for any reason be held or adjudged to be invalid, illegal or unenforceable by any court of competent jurisdiction, such paragraph or part thereof so adjudicated invalid, illegal or unenforceable shall be deemed separate, distinct and independent, and the remainder of this Pledge shall remain in full force and effect and shall not be affected by such holding or adjudication.

         18. Assignability. This Pledge shall inure to the benefit of, and shall be binding upon, the respective successors and permitted assigns of the parties. This Pledge, and the rights and obligations of HSNS hereunder, may be assigned by HSNS to any person or entity to which the Loan and Security Agreement and Promissory Note is transferred by HSNS, and such transferee shall be deemed "HSNS" for purposes of this Pledge; provided that the transferee provides written notice of such assignment to Pledgor and agrees to be bound by the terms of this Pledge.

         19. Headings. Section headings used herein are for convenience only and are not to affect the construction of or be taken into consideration in interpreting this Pledge.

         20. Counterparts. This Pledge may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute but one agreement.

         21. Amendments in Writing, Integration. All amendments to this Agreement must be in writing signed by both Pledgor and HSNS. This Agreement and the Loan Documents and the Letter of Intent of even date herewith represent the entire agreement concerning this subject matter, and supersede prior or contemporaneous negotiations or agreements. All prior or contemporaneous agreements, understandings, representations, warranties, and negotiations between the parties concerning the subject matter of this Agreement and the Loan Documents merge into this Agreement and the Loan Documents.

                      [Signatures Appear on Following Page]

             [Signature Page to Stock Pledge and Security Agreement]

         IN WITNESS WHEREOF, the undersigned have executed this Stock Pledge and Security Agreement as of the day and year first above written.

                                      PLEDGOR:

                                      /s/ Bjorn Jawerth
                                      -------------------------------
                                      Summus, Ltd.

                                      Name: Bjorn Jawerth
                                            -------------------------

                                      Title  President
                                             ------------------------


                                      /s/ Bjorn Jawerth
                                      -------------------------------
                                      Dr. Bjorn Jawerth


                                      HSNS:

                                      /s/ Andy Fox
                                      -------------------------------
                                      High Speed Net Solutions, Inc.

                                      Name: Andy Fox
                                            -------------------------

                                      Title President and CEO, HSNS
                                            -------------------------

                                    EXHIBIT A

                                 Escrowed Shares

The Pledged Shares subject to a Pledge by Summus, Ltd. shall be equal to the number of shares in escrow determined by the calculation required by Section 2(c) of the Escrow Agreement.

Summus, Ltd. has delivered to Kilpatrick Stockton LLP stock certificate number 3246 owned by Summus, Ltd. in the amount of Two Million (2,000,000) High Speed Net Solutions, Inc., common shares; however, of those Two Million (2,000,000) shares, only Five Hundred Thousand (500,000) shares are subject to escrow because Summus Ltd. did not have certificates available in the amount of Five Hundred Thousand (500,000) shares.

Summus, Ltd. or their agent shall, as soon as practicable, provide High Speed Net Solutions, Inc. with certificate(s) in the amount of Five Hundred Thousand (500,000) High Speed Net Solutions, Inc., common shares to be held in escrow as the Escrowed Shares. Contemporaneously upon the receipt of such certificate(s), High Speed Net Solutions, Inc. shall return certificate number 3246 to Summus, Ltd.

                                    EXHIBIT B

                            Form of Escrow Agreement

                                   EXHIBIT E
                                                                          083100
                                ESCROW AGREEMENT

         THIS AGREEMENT, made the 31st day of August, 2000, is by and among Summus Ltd., a Delaware corporation, Dr. Bjorn Jawerth (collectively with Summus Ltd., the "Pledgor"), High Speed Net Solutions, Inc., a Florida corporation ("Pledgee") and Kilpatrick Stockton, LLP (the "Escrow Agent").

         WHEREAS, Pledgor and Pledgee have entered into the following agreements dated as of the date hereof: (i) a Stock Pledge and Security Agreement (the "Pledge Agreement"); (ii) a Loan and Security Agreement (the "Loan Agreement");
(iii) a Standstill Agreement (the "Standstill Agreement"); and (iv) a Promissory Note (the "Note"); (which together with the Pledge Agreement, the Loan Agreement, and the Standstill Agreement constitute the "Transaction Documents"); and the Loan Agreements provide that Pledgor grant to Pledgee a security interest in certain shares of common stock of Pledgee currently held by Pledgor listed by certificate number in Exhibit A to the Pledge Agreement and totaling up to Five Hundred Thousand (500,000) shares (the "Escrowed Shares"); and

         WHEREAS, pursuant to the Transaction Documents, Pledgor and Pledgee have agreed that the Escrowed Shares will be delivered by Pledgor to the Escrow Agent, all of which are to be held by Escrow Agent on behalf of Pledgor, and such a portion of Escrowed Shares that are subject to the Pledge Agreement and calculated below (the "Pledged Shares") are to be held in escrow pursuant to the terms and conditions of this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Transaction Documents, it is hereby agreed as follows:

         1. Escrow Agent. Pledgor and Pledgee do hereby mutually appoint and designate Kilpatrick Stockton, LLP as the Escrow Agent for the purposes herein set forth.

         2. Deposit of Escrowed Shares; Marking Pledged Shares to Market.

                  (a) Pledgor hereby deposits the Escrowed Shares with the Escrow Agent, together with stock powers executed in blank, and the Escrow Agent acknowledges receipt thereof. The parties hereto hereby acknowledge and agree that the Escrowed Shares will be held and disposed of by the Escrow Agent in accordance with the terms and conditions of this Agreement. The Escrow Agent will segregate such Escrowed Shares from all other assets of the Escrow Agent or of any other person held by the Escrow Agent and will identify such Escrowed Shares as being subject to this Agreement. For the purposes of perfecting Pledgee's security interest under the Uniform Commercial Code of North Carolina as a secured lender under the Transaction Documents and perfecting Pledgee's lien on the Pledged Shares, the Escrow Agent shall hold the Escrowed Shares pursuant to this Agreement as agent for Pledgee thereunder. Escrow Agents' holding of the Escrowed Shares as agent for Pledgee is hereby deemed to fully constitute holding of the Escrowed Shares by Pledgee for such purposes.

                  (b) The security interest granted in and pledged under the Transaction Documents is hereby automatically deemed to be the Pledged Shares (as calculated in Section

2(c) below) of the Escrowed Shares without any requirement of physical transfor or transfer on the books of Pledgee or its transfer agent. Pledgor hereby agrees that it has no right to require any such transfer and that the Pledged Shares need not be physically separated from the Escrowed Shares nor be re-legended or re-certificated.

                  (c) The Pledged Shares on any date shall be the number of Escrowed Shares equal to the quotient obtained by dividing (A) One Million One Hundred Twenty Five Thousand Dollars ($1,125,000) by (B) the Daily Share Price (as defined in Section 2(d) below).

                  (d) The Daily Share Price shall be:

                           (i) the average of the closing bid and asked price of Pledgee's common stock on the principal market on which Pledgee's common stock is traded (currently the OTC Bulletin Board) as reported by a broker with a seat on either the New York Stock Exchange or the American Stock Exchange selected by the Escrow Agent; or

                           (ii) any other price designated by written agreement between Pledgor and Pledgee.

                  If the Pledgee's common stock is no longer traded in any public market, the Daily Share Price shall be deemed to be One Dollar ($1.00) until Pledgee and Pledgor agree on the Daily Share Price, if different from One Dollar ($1.00).

         3. Income, Distributions and Rights as Shareholder. If while this Escrow Agreement is in effect, any distribution, payment or issuance of any stock certificate in connection with any stock dividend, reclassification, increase or reduction of capital, reorganization, or exchange or tender offer on or for any shares represented by the Escrowed Shares, such distribution, payment or stock certificate will be delivered to the Escrow Agent to be held by the Escrow Agent, subject to the terms of this Escrow Agreement. Except as otherwise set forth in the Transaction Documents and herein, the Pledgor shall have all the rights and privileges of a shareholder, including voting rights, with respect to the Escrowed Shares.

         4. Release or Forfeiture of Escrowed Shares From Escrow. Only upon written notice (the "Delivery Notice") executed by both Pledgor and Pledgee instructing the Escrow Agent to deliver to Pledgor and/or Pledgee, as the case may be, all or part of the Escrowed Shares, will the Escrow Agent will deliver to Pledgor and/or Pledgee the number of Escrowed Shares as is set forth in the Delivery Notice.

         5. Delivery of Escrowed Shares to Court. The Escrow Agent may at any time deliver the Escrowed Shares to a court of competent jurisdiction whereupon the Escrow Agent will be released from any and all further liability for, and account of, the Escrowed Shares. In the alternative, the Escrow Agent may continue to withhold delivery of the Escrowed Shares until directed to do so by a final and unappealable determination of an arbitration panel (or order of a court of competent jurisdiction) or by a written direction signed by Pledgor and Pledgee.

         6. Expenses. Pledgor will be liable for all the reasonable charges of the Escrow Agent incurred in connection with the administration of the provisions of this Agreement, including reasonable legal fees and expenses. Pledgor and Pledgee shall pay equally to Escrow Agent an escrow fee of One Hundred Dollars ($100.00) per day for each calendar day that Escrow Agent holds any Escrowed Shares under this Agreement.

         7. Entire Agreement. All of the terms and conditions in connection with the Escrow Agent's duties and responsibilities are contained in this Agreement, and the Escrow Agent is not expected to be, nor required to be, familiar with the provisions of any instrument or agreement, and will not be charged with any responsibility or liability in connection with the observance or non-observance by any of the provisions of any such agreement or instrument.

         8. Successors and Assigns. Subject to the foregoing, this Agreement will inure to the benefit of, and be binding upon, the parties hereto, their legal representatives, successors and assigns.

         9. Applicable Law. This Agreement will be construed and enforced pursuant to the laws of the State of North Carolina without reference to its conflicts of law or choice of laws principles.

         10. Notices. Except as otherwise specifically provided herein, a copy of each notice given hereunder by one party will be given simultaneously to all of the parties hereto. Any notice required or permitted to be given hereunder will be in writing and will either be personally delivered, or sent by telegraph, overnight delivery service, or sent by registered or certified mail, in each case with return receipt requested, with postage thereon fully prepaid and in a sealed envelope, addressed to the Pledgee at the address set forth under their names on the signature pages hereto and to the other parties at the following addresses:

         To Pledgor:          Summus Ltd.
                              434 Fayetteville Street Mall
                              Suite 600
                              Raleigh, North Carolina 27601
                              Attention: Dr. Bjorn Jawerth


                              Dr. Bjorn Jawerth
                                       Care of:
                                       Summus Ltd.
                                       434 Fayetteville Street Mall
                                       Raleigh, North Carolina 27601
                                       Suite 600

         To Pledgee:          High Speed Net Solutions, Inc.
                              434 Fayetteville Street Mall
                              Suite 2120
                              Raleigh, North Carolina 27601
                              Attention: Robert Lowrey


         To the Escrow Agent: Kilpatrick Stockton, LLP
                              3737 Glenwood Avenue
                              Raleigh, North Carolina 27612
                              Attention: James F. Verdonik

or to such other address as the parties may designate by similar written notice. Any party may by notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder. All notices required by this Section will be deemed to have been given when so personally delivered, or if telegraphed or mailed, upon receipt of the party being notified or upon such party's refusal to accept delivery of such notice.

         11. Resignation and Removal of Escrow Agent. Escrow Agent may resign from the performance of its duties at any time by giving fifteen (15) days' prior written notice to Pledgor and Pledgee or may be removed, with or without cause, at any time by the giving of ten (10) days' prior written notice to Escrow Agent by each of the Pledgor and the Pledgee. Any such removal shall take effect upon the appointment of a successor Escrow Agent as provided hereinafter. Any such resignation shall take effect immediately and the retiring Escrow Agent will be immediately discharged from its duties and obligations hereunder. Upon any such notice of resignation or removal, the Pledgor and Pledgee shall appoint a successor Escrow Agent hereunder, which shall be a commercial bank, trust company or other financial institution with a combined capital and surplus in excess of $10,000,000, but resignation of the Escrow Agent shall not be conditioned on appointment of a successor Escrow Agent. In the event of removal, upon the acceptance in writing of any appointment as Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the removed Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement. After any retiring Escrow Agent's resignation or removal, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was escrow agent under this Escrow Agreement.

         12. Advice of Counsel. The Escrow Agent may act or refrain from acting in respect of any manner referred to herein in full reliance upon and by and with the advice of counsel which may be selected by it and will be fully protected in so acting or in refraining from acting upon the advice of such counsel. Pledgor and Pledgee shall pay equally all expenses of the Escrow Agent, including legal fees and expenses.

         13. Validity of Documents. The Escrow Agent may rely upon, and will be protected in acting upon, any paper or other document which may be submitted to it in connection with its duties hereunder and which is believed by it to be genuine and to have been signed or presented by the proper party or parties, and will have no liability or responsibility with respect to the form, execution or validity thereof.

         14. Legal Actions of Escrow Agent. The Escrow Agent will not be required to institute or defend any action or legal process involving any matter referred to herein which in any manner affects it or its duties or liabilities hereunder. If the Escrow Agent does take such action the Escrow Agent shall be fully indemnified by Pledgor and Pledgee against any and all claims, liabilities, judgments, attorney's fees and other expenses of every kind in relation thereto.

         15. Indemnification of Escrow Agent. Pledgor and Pledgee promise and agree that in the event of a dispute between them, the party which receives an adverse determination by any arbitration panel (or court) will be fully responsible to indemnify and hold harmless the Escrow Agent and its agents from and against any and all claims, liabilities, judgments, attorney's fees and other expenses of every kind and nature which may be incurred by the Escrow Agent as a result of such dispute by reason of its acceptance of, and its performance under, this instrument, except in the case of the Escrow Agent's bad faith or gross negligence as determined by a court of competent jurisdiction. In addition, Pledgor and Pledgee hereby release the Escrow Agent and its agents, successors and assigns from any and all claims that either party, or their respective legal representatives, heirs, beneficiaries and/or successors and assigns, may have against the Escrow Agent relating to the performance of its obligations hereunder, except in the case of the Escrow Agent's bad faith or gross negligence as determined by a court of competent jurisdiction and except that this release will not operate to relieve the Escrow Agent of liability for the loss of the Escrowed Shares to be held in safekeeping and the duty of the Escrow Agent to maintain the Escrowed Shares free of any and all claims, liens or encumbrances against the Escrow Agent or its properties.

         16. Legal Representation of Pledgee by the Escrow Agent. The parties hereby acknowledge that the Escrow Agent regularly represents the Pledgee as legal counsel and has acted as legal counsel for the Pledgee in connection with the negotiation of the Transaction Documents and this Escrow Agreement as well as other matters. Pledgor agrees that it will not raise any objection to any future representation of the Pledgee by the Escrow Agent of the Escrow Agent acting as escrow agent pursuant to this Escrow Agreement, including, without limitation, in connection with any dispute arising out of, or in connection with, the Transaction Document or this Escrow Agreement.

         17. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            (The remainder of this page is intentionally left blank.)

         IN WITNESS WHEREOF, the parties hereto have executed this document on the day and year first above written.

PLEDGOR

SUMMUS, LTD.


By: /s/ Bjorn Jawerth
    --------------------------------
Title:   President
       -----------------------------



/s/ Bjorn Jawerth
------------------------------------
Dr. Bjorn Jawerth (individually)




PLEDGEE

HIGH SPEED NET SOLUTIONS, INC.



By: /s/ Andy Fox
    --------------------------------
Title:   President and CEO, HSNS
        ----------------------------




KILPATRICK STOCKTON LLP


By: /s/ James F. Verdonik
    --------------------------------
       James F. Verdonik, Partner

                                   EXHIBIT F

                             JOINT FILING AGREEMENT


            Each of the undersigned hereby agrees and consents that the Schedule 13D filed herewith (the "Schedule 13D") by Summus, Ltd. ("Summus") is filed on behalf of each of them pursuant to the authorization of the undersigned to Summus to make such filing and that such Schedule 13D is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of the undersigned hereby agrees that such Schedule 13D is, and any further amendments to the Schedule 13D will be, filed on behalf of each of the undersigned. Each of the persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts. This agreement is effective this 22nd day of August, 2000.


                                        SUMMUS, LTD.

                                        By:    /s/ Bjorn Jawerth
                                               -----------------------------
                                        Name:  Bjorn Jawerth
                                               -----------------------------
                                        Title: President
                                               -----------------------------



                                        /s/ Bjorn Jawerth
                                        ------------------------------------
                                        DR. BJORN JAWERTH